AMENDMENT

TO THE AMENDED AND RESTATED

BYLAWS

OF

ZiLOG, INC.

The Amended and Restated Bylaws of ZiLOG, Inc., a Delaware corporation, are amended, effective April 18, 2008, as follows:

Section 3.2 of the Bylaws is amended to read in its entirety as follows:

"Section 3.2 Number and Term of Office. Subject to Article V of the Certificate of Incorporation, the number of directors constituting the entire Board of Directors shall be determined, from time to time, by a resolution of the Board of Directors. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires. Directors need not be stockholders."